UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38280

STELLAR BANCORP, INC.

(PROSPERITY BANCSHARES, INC., AS SUCCESSOR BY MERGER TO STELLAR BANCORP, INC.)

(Exact name of registrant as specified in its charter)

c/o Prosperity Bancshares, Inc.

as successor by merger to Stellar Bancorp, Inc.

4295 San Felipe

Houston, Texas 77027

(281) 269-7199

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	On July 1, 2026, Stellar Bancorp, Inc. merged with and into Prosperity Bancshares, Inc., at which time the separate corporate existence of Stellar Bancorp, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Prosperity Bancshares, Inc. (as successor by merger to Stellar Bancorp, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 13, 2026	Prosperity Bancshares, Inc.

	By:	/s/ Charlotte M. Rasche
	Name:	Charlotte M. Rasche
	Title:	Executive Vice President and General Counsel